UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA announces evolution of its business structure

Enhanced business structure to provide more flexibility and autonomy, promoting value generation and strengthening customer relationships

São Paulo, June 22, 2022 – Zenvia Inc. ("ZENVIA" or "Company") (NASDAQ: ZENV), the leading cloud-based CX communications platform in Latin America empowering companies to transform their existing communications with end customers along their life cycle, announced today that will be implementing changes in the corporate structure following the accelerated growth of its SaaS business.

The Company has focused on strengthening its three existing business lines: SaaS, CPaaS, and Consulting. To fully capture the potential created with the successful integration of D1 Smarkio and ongoing integration and optimization of Movidesk and SenseData, ZENVIA is tactically reorganizing its structure to allow for more autonomy when it comes to revenue generation activities by having teams exclusively dedicated to each business line.

As a result, Raphael Godoy, our former CMO, will become SaaS Chief Revenue Officer (CRO). Cristiano Franco will be CPaaS CRO, and Luca Bazuro will become the Consulting business line CRO. The Consulting business, resulting from the D1 Smarkio integration, will now support the adoption of Zenvia’s SaaS and CPaaS products by the corporate market.

Raphael, Luca, and Cristiano will report to Cassio Bobsin, ZENVIA’s founder and CEO. Rogério Perez, former CX Services Executive Director, will now report directly to Raphael Godoy.

Shay Chor, current Investor Relations Officer, will become ZENVIA’S Chief Financial Officer (CFO), combining financial, legal, and investor relations departments, and will report directly to Cassio Bobsin. Mariana Cambiaghi will remain as Finance Executive Director, responsible for accounting, financial controls & processes, and treasury. Mrs. Cambiaghi will report directly to Shay Chor, as will Laura Hirata, who remains the General Counsel.

Additional ZENVIA's executive team members reporting directly to Cassio Bobsin include Gabriela Vargas, who will become Chief Marketing Officer (CMO), comprising Strategy, Business Excellence, and Institutional Marketing; Lilian Lima, Chief Technology Officer (CTO), responsible for IT and Products; and Katiuscia Teixeira, Chief Human Resources Officer (CHRO), to lead People and Culture areas.

"This new organizational chart follows a natural and much needed evolution of our company’s structure following the tremendous growth recorded in value-added solutions. We have strengthened our strategy as a customer experience platform and will now have a business structure dedicated to each respective target market. This strategic decision will unlock the true potential of what we have accomplished in the past two years, and will ignite us to continue creating unique experiences for the end consumer," said Cassio Bobsin, ZENVIA’s CEO.

"I am honored to have the opportunity to further support ZENVIA’s transformation and am confident that we will maintain the track record of delivering excellent results as we have done since the IPO, despite the challenging macro environment. We believe that this organizational change will better position us for a strong business expansion, especially in the SaaS area, and that our teams’ size and structures are adequate to support this growth," says Shay Chor, ZENVIA’s CFO.

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About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for customer communications through its unified end-to-end platform. ZENVIA empowers companies to transform their existing customer communications from non-scalable, physical, and impersonal interactions into highly scalable, digital first and hyper contextualized experiences across the customer journey. ZENVIA's unified end-to-end CX communications platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer view, journey designer, documents composer and authentication, and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA’s shares are traded on Nasdaq, under the ticker ZENV.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control.

Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

Contacts

Investor Relations ir@zenvia.com	Media Relations – RPMA Comunicação Nathália Nascimento - (13) 99189-3477 - nathalia.nascimento@rpmacomunicacao.com.br Amanda Amorim - amanda.amorim@rpmacomunicacao.com.br

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 21, 2022

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer